Suite 1210 - 777 Hornby Street
Vancouver, BC
V6Z 1S4 CANADA
Telephone: (604) 689-1022
Facsimile: (604) 681-4760
CORPORATE AND SECURITIES LAWYERS

Reply Attention of	Konrad Malik
Direct Tel.	604-648-1671
Mail Address	kmalik@wlmlaw.ca
Our File No.	1079-1

December 1, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Sirimal R. Mukerjee
Division of Corporate Finance

Dear Sirs:

Re:	Golden Global Corp. ("the Company")
Registration Statement on Form S-1
File No. 333-169757
Filed October 5, 2010

We are the solicitors for the Company. We refer to your letter of November 1, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed October 5, 2010. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Registration Statement on Form S-1 filed October 5, 2010

General

1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response: The Company has reflected its responses and revisions in all applicable sections.

2.

If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item. Make sure that your letter of response indicates precisely (by page number) where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

Response: The Company has fully responded to each question and item. The Company has also made sure that this letter of response indicates precisely (by page number) where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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3.

Please be sure to number your pages consecutively without duplicating the numbers. We note that your pages are numbered 1 through 46, followed by pages F-1 through F-13, followed by pages 38 through 55. Please revise in your next filing.

Response: The Company has revised its pagination in the Form S-1/A filed concurrently with this response.

4.

As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies that have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If true with a view towards disclosure, please confirm to us that Messrs. Hope and Wong did not agree to serve as officers and directors of Golden Global at least in part due to a plan, agreement or understanding that they would solicit, participate in or facilitate the sale of the enterprise to (or business combination with) a third party looking to obtain or become a public reporting entity. Also, please confirm that they have no such present intention, if true.

Response: The Company confirms that Messrs. Hope and Wong did not agree to serve as officers and directors of the Company in any part due to a plan, agreement or understanding that they would solicit, participate in or facilitate the sale of the enterprise to (or business combination with) a third party looking to obtain or become a public reporting entity. Additionally, they have no such present intention.

5.

We note your disclosure on page 5 that your "long term aim is to explore and develop further mining operations on" the Thibert Creek and Dynasty properties. In view of this, please provide the basis for your statement that such properties "are not currently material to [y]our operations" and, in turn, not providing any disclosure in respect of such properties.

Response: Though the Company hopes to be able to engage in exploration activities, and possibly development, of the Thibert Creek and Dynasty properties, it has not taken any steps to do so at the moment due to a lack of funding. Additionally, there can be no assurance that the Company will ever be able to undertake any exploration or development on these properties. With the Company’s limited funding, it has focused on the McDame property and will be undertaking exploration activities there. Unless the Company is able to raise substantially more funds, it will not be able to undertake work on the Thibert Creek and Dynasty properties. To this end, the Company has not carried out any initial, and detailed, examination of the properties with the purpose of estimating the costs of an exploration or development program and as such does not consider the properties to be material at this time. If the properties do become material to the Company’s operations at a future date, the Company will provide all required disclosure.

6.

We note that your two officers are also your two directors. We also note that you reference your "officers and directors" throughout the prospectus. Please revise in each such instance to make clear that your two officers are also your two directors.

Response: The Company’s disclosure on its directors and officers in the Prospectus does prominently state that there are only two directors and two officers, and that they are the same people. This is disclosed in various portions of the Prospectus. In keeping with the plain English rules laid out by the Commission, the Company does not believe that there is a phrase which could be used in place of ‘directors and officers’ that would increase disclosure for investors and not lead to awkward language use.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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7.

We note the disclosure in Note 3 to the financial statements that, on January 9, 2010, you purchased two minerals properties and mining equipment from a company with common officers through the issuance of 18 million shares. This transaction appears to cover the Thibert Creek and Dynasty properties. Identify the name of the company and the names of the common officers. In addition, please provide us with an analysis as to whether you are required to provide the information required by Item 404 of Regulation S-K with respect to this transaction.

Response: The transaction referenced in Note 3 of our financial statements is the same transaction as described on page 27 of our Prospectus, under the heading “Overview”. The entity in question is Velocity Resources Canada Ltd., and the common officer is John Hope. Additionally, the Company has revised all references from ‘common officers’ to ‘common officer’.

Prospectus Summary, page 5

8.

We note your disclosure that you "have not undertaken any further exploration on the [McDame] property since [you] acquired it, but [you] do anticipate spending $45,000 on exploration activity in the following 12 months" (at page 39) and "require additional financing of $225,000 for the next 12 months" (at page 13). Please provide similar disclosure in this section. Please also indicate how you expect to obtain the necessary capital for your business operations, including the $45,000 and $225,000, and what you will do in the event that you do not obtain such capital. In this regard, we note the risk factor beginning "We do not expect positive cash flow…" (at page 8) and your disclosure that there "are no current arrangements in place for equity funding or short-term loans" (at page F-6) in Note 1 to your financial statements and related information.

Response: The Company has added the following disclosure to the Prospectus Summary on Page 5 of the Form S-1/A filed concurrently with this response:

“We have not undertaken any further exploration on the McDame property since we acquired it, but we do anticipate spending $45,000 on exploration activity in the following 12 months and require additional financing of $225,000 for the next 12 months of operations. We intend to meet our cash requirements for the next 12 months through a combination of debt financing and equity financing by way of private placements. We currently do not have any arrangements in place to complete any private placement financings and there is no assurance that we will be successful in completing any such financings on terms that will be acceptable to us. If we are unable to raise sufficient capital to carry out our business plan, we may be forced to cease operations and you may lose your entire investment.”

9.

In Note 6 and Note 8 to the financial statements, you have disclosed certain transactions that involved the issuance of common stock, and have stated that "These shares have not yet been issued." Please clarify if these shares have been issued as of a recent date. If so, it appears that you need to update the Note 8 regarding subsequent events. In addition, please tell us whether the 33,947,417 shares disclosed in this section as issued and outstanding includes the shares not yet issued in the transactions discussed in Note 6 and Note 8.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Response: The references in the Company’s financial statements to the various shares of common stock not yet being issued were made in error. The shares are in fact issued and outstanding. The Company has included revised financial statements in the Form S-1/A filed concurrently with this response.

Selling Security Holders, page 16

10.

We note your disclosure that you "are bearing all costs relating to the registration of your common shares." Please disclose the circumstances around which you are registering the shares covered by your registration statement. If you have entered into a registration rights or similar agreement, please disclose this fact and file such agreement as an exhibit to the next amendment to your registration statement.

Response: The Company has not entered into registration rights or similar agreements. The Company wishes to be a reporting company with the SEC and apply for a quotation on the OTCBB in order to increase the Company’s ability to raise funds for its anticipated exploration and development activities. The Company is bearing all costs associated with registering its shares because it believes that if it is a publicly reporting and trading company, it will be better able to raise the required funds.

Description of Business, page 26

Forward-Looking Statements, page 26

11.	Please eliminate the word "will" from your list of forward-looking statements.

Response: The word “will” has been eliminated from the list of forward looking statements in the Form S-1/A filed concurrently with this response.

Overview, page 27

12.

We note that you have included in the table relating to your achieved milestones references to each of your share issuances. Please also include a reference to your share issuance in January 2010 of 5,500,000 shares.

Response: The Company has added the following disclosure to the milestone references in January 2010:

“On January 25, 2010 we issued 5,500,000 shares of our common stock to 6 non-US investors at $0.0001 per share for total proceeds of $550.”

Market, Customers and Distribution Methods, page 28

13.	Please disclose the source of your statement that "there are no limitations with respect to the sale of metals or precious metals other than price."

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Response: The statement referenced above was made by Mr. Hope, the Company’s president based on years of experience in the mining industry as well as economics. However, the Company has removed this statement from the Form S-1/A filed concurrently with this response in order to simply the disclosure for its investors.

Intellectual Property, page 30

14.

We note your statement that you intend to develop a Web site by September 2010. As of the date hereof, we were unable to locate your Web site. Please disclose your Web site address or, if you do not have one, please revise your disclosure accordingly.

Response: The Company has removed the reference to plans on developing a website. The disclosure was made in error. The Company has already developed a website which may be viewed at www.goldenglobal.ca

Employees, page 32

15.

Please reconcile your disclosure that you have "one full-time" employee (Mr. Hope) with your disclosure elsewhere relating to Mr. Wong. In this regard, please disclose the amount of time Mr. Wong contributes to you per week.

Response: The Company has added the following disclosure to the “Employees” section of the Form S-1/A filed concurrently with this response:

“We also have one part time employee, Mr. Wong, our director, Secretary, Treasurer and CFO, who contributes approximately 8 hours per week to company business.”

16.

We note your disclosure that you have "retained the services of a geologist" (at page 27). Please disclose in more detail the employment relationship with the geologist. If he or she is an independent contractor, please so state and file any related services agreement as an exhibit to the next amendment to your registration statement. If he or she is an employee, please provide your analysis as to why he or she is not a "significant employee" under Item 401(c) of Regulation S-K.

Response: The geologist was retained only for the purposes of drafting a geology report as stated on page 27. There is no employment relationship and there was no formal agreement between the parties. A copy of the report is included as part of this response.

Legal Proceedings, page 44

17.

Please revise your disclosure to describe any material pending legal proceedings to which you or your subsidiary is a party or of which any of your or your subsidiary's property is the subject. See Item 103 of Regulation S-K.

Response: The Company has revised the disclosure in the “Legal Proceedings” section to state as follows:

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“We are not aware of any pending or threatened legal proceedings to which we, or our subsidiaries are a party, or of which any of our, or our subsidiaries’ property, is the subject.”

Financial Statements

General

18.	We understand that you will be updating your financial statements in the first amendment filed after November 11, 2010 to comply with Rule 8-08 of Regulation S-X.

Response: The Company has updated the financial statements included in the Form S-1/A filed concurrently with this response to September 30, 2010.

Balance Sheet, page F-2

19.

We note that you present 33,020,000 shares of common stock "outstanding but not issued" in the equity section of your balance sheet as at June 30, 2010; and that you have corresponding disclosure in Note 6 beginning on page F-11. Please explain your rationale in depicting these shares as outstanding if they have never been issued and explain why you would not need to report the obligation to issue the shares as a liability to comply with GAAP. We expect that you will need to revise your Statement of Stockholders' Equity on page F-4 to report only transactions in your shares that have actually occurred during the period.

Response: The Company’s accountants made an error in the categorization of the shares as not issued. The shares were duly issued by the Company and revised financial statements are included in the S-1/A filed concurrently with this response.

Note 2 – Summary of Significant Accounting Policies, page F-6

Basis of Presentation, page F-6

20.

We note that the report issued by your auditor covers your "consolidated" financial statements as of June 30, 2010. Please disclose your account policy for consolidating financial statements to comply with Rule 3A-03 of Regulation S-X and correct the headings on your financial statements to clarify that these are consolidated financial statements.

Response: The Company has revised the financial statements as well as accompanying notes in the S-1/A filed concurrently with this response.

Note 3 – Equipment, page F-11

21.

We note your disclosure under this heading and in Note 4 explaining that on January 9, 2010 you purchased two mineral properties and mining equipment "through the issuance" of 18,000,000 shares, although you have disclosure in Note 6 clarifying that such shares were not issued. You also indicate that the properties purchased have been valued at $1 because "… the company has not explored, assessed, nor determined the value, if any, of either property" and that the value assigned to the equipment was "determined based on the carrying value of the assets acquired, as neither the assets received nor the assets relinquished was determinable within reasonable limits." If you had completed the acquisition, and the transaction was not among entities under common control, you would need to report the assets acquired at fair value, measured based on the value of the consideration given or of the net asset acquired, whichever is more reliably measurable, to comply with GAAP. However, since you have not completed the acquisition we would like to understand your rationale in presenting the transaction in your financial statements. We expect that you will need revisions and disclosures which fairly reflect the status and substance of the arrangement, clarifying the reasons such shares have not been issued, the circumstances under which the shares will be issued, the timeline over which the question of issuance will be resolved, and the consequences of not completing the transaction.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to amend the description relating to the issuance of shares as “issued and outstanding” as this accurately reflects the legal issuance of the capital stock.

As the issuance of shares completed the transaction, we believe the rationale for recording the value of the assets received is correct; that is, the exchange should be recorded at the carrying value of the predecessor company.

Facts:

At the time of the exchange, both parties to the transaction had common officers and directors and, accordingly the transaction should be recorded as a related party transaction. Secondly, neither the fair value of the mineral rights nor the fair value of the shares could be determined within any degree of accuracy. Accordingly, our opinion is based on the following two pronouncements:

1.	FASB ASC 845.10.30-1 (Nonmonetary Transactions).

This pronouncement states that “A nonmonetary exchange shall be measured based on the recorded amount ....of the nonmonetary asset(s) relinquished, and not on the fair values of the exchanged assets, if any of the following conditions apply:

a. The fair value of neither the asset(s) received nor the asset(s) relinquished is determinable within reasonable limits.” (the other two conditions are not relevant)

2.	SAB Topic 5.G, Transfers of Nonmonetary Assets by Promoters or Shareholders.

The SEC staff interpretive comment was: “The staff believes that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company's initial public offering normally should be recorded at the transferors' historical cost basis determined under GAAP.”

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

22.

Please disclose who prepared the cost estimates disclosed on page 39 and explain the basis or bases upon which they were prepared. In this regard, we note that you have two employees, which are also your directors, who have not been compensated since inception, but that your cost estimates contemplate your paying salaries and/or consulting fees during the next 12 months.

Response: The cost estimates were prepared by Mr. John Hope. As stated in the filing, the estimates are based on the Company’s ability to raise sufficient capital to carry out intended operations. The Company also based these expenses on its disclosed plan to carry out explorations on the McDame property. These operations will include payment of fees to employees as well as consultants.

Certain Relationships and Related Transactions, page 48

23.

Please disclose the identity of the common officers of the company to which you received consulting services. Disclose the nature of the consulting services and how the value for these services was determined. Please tell us whether you have any agreements for these services, and if so, please file them as exhibits. Please provide an analysis as to whether the moneys paid for these consulting services should be disclosed as executive compensation.

Response: John Hope is the common officer between the two companies. However, the funds paid for consulting services were used by this company solely to pay Mr. Milt Tiebe. Mr. Tiebe helped Golden Global with the preparation of documentation for their business plan, presentations as well as website development. There was no agreement with Mr. Tiebe, and he was paid on an hourly basis. Mr. Hope did not receive any of the funds paid for this work and therefore the funds should not be classified as executive compensation. Mr. Hope did begin receiving compensation of $3,500 a month from the Company in August of 2010; however, the Company has not entered into an agreement with Mr. Hope regarding this arrangement. .

Exhibits 10.1 and 10.2

24.	We note that you have filed form of agreements rather than the execution copies. Please file complete, execution copies as exhibits to the next amendment to your registration statement.

Response: The agreements have been updated and re-filed as exhibits to the Form S-1/A filed concurrently with this response.

Engineering Comments

McDame Property, page 32

25.	Please disclose the name of the individual to whom your claims are registered and the relationship of this individual to your company.

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Response: The claims are registered in the name of the Company. The claims were initially registered in the name of John Hope, but were transferred before the filing of the Registration Statement.

26.

We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Please remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Response: The Company has removed all references to third party projects in the area of its property interests from the S-1/A filed concurrently with this response. Specifically, the Company removed the following passage:

“The Cassiar asbestos mine lies 15 km to the west. The Erickson underground gold mine which commenced production in 1978 is approximately 8 kilometers to the southwest at McDame Lake. Total production of the Erickson mine to the end of 1985 was 149,082 oz. of gold and 119,429 oz. of silver from 370,818 tons processed.”

The references to the Cassiar and Erickson mines remain on the illustration located in the section “Location and Access”, but as a reference to physical location only.

27.	Please disclose a description of the equipment and infrastructure located on your property pursuant to Section (B) of Industry Guide 7.

Response: The Company has just recently moved some equipment over to the McDame property in anticipation of exploration and development activity. The Company has added the following disclosure to the “Present Condition of Property” section of the S-1/A filed concurrently with this response:

“We have recently moved a processing plant, water pump, excavator, wheel loader and a fuel truck onto the McDame property in anticipation of further development and exploration on the property. The property also has a tailings pond area that was used by previous owners and we plan to expand to accommodate our operations.”

28.	Please disclose a citable reference for any historical information disclosed in regards to your McDame Property.

Response: The citable reference for historical reference in regards to McDame Property is: Bulletin 28 Placer Gold Production of British Columbia by Stuart S. Hall. Galloway J.D., 1932 Annual Report of Mines of the Province of British Columbia, for the year ending 31st December 1931. This information has been updated in the S-1/A filed concurrently with this response.

Macdonald Tuskey is an association of law corporations with lawyers called in
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29.

We note you indicate at $1000 per ounce a previous sample is valued at $8.26 per cubic meter of material. Please present sample data without an economic valuation unless cited as a historical fact. Please advise or revise.

Response: The Company has removed the referenced passage from the S-1/A filed concurrently with this response.

30.	We note you state you anticipate spending $45,000 over the next 12 months on exploration related activities. Please expand your disclosure to address the following points:

  Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

  If there is a phased program planned, briefly outline all phases.

  If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

  Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response: The Company has added a section titled “Plan of Exploration” to the property disclosure in the S-1/A filed concurrently with this response.

Yours truly,
W.L. MACDONALD LAW CORPORATION
Per: /s/ Konrad Malik
Konrad Malik

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.